SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2020 KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Decision to Acquire Shares of Hyundai Robotics

1.	Details of Hyundai Robotics

•	Company Name: Hyundai Robotics Co., Ltd.

•	Principal Business: Robot Manufacturing and Sales

•	Capital Stock: KRW 40,000,000,000

•	Total Number of Issued Shares: 8,000,000

2.	Purpose of Acquisition

•	To strengthen the synergy in the Smart factory and Robot business through a strategic alliance with Hyundai Robotics

3.	Details of Acquisition

•	Number of the Shares to be Acquired: 888,889

•	Shareholding Ratio after Acquisition: 10.00%

•	Acquisition Value: KRW 50,000,006,250

•	Acquisition Method : Cash

•	Company’s Total Shareholders’ Equity : KRW 15,186,952,793,290

•	Ratio of Acquisition Value to the Company’s Total Shareholders’ Equity: 0.33%

•	Scheduled Acquisition Date: June 26, 2020

4.	Date of Resolution: June 16, 2020